                                                                    Exhibit 99.1

                      SIFY REPORTS US GAAP RESULTS FOR THE
                     THIRD QUARTER ENDED 31ST DECEMBER 2001

SIFY REPORTS FOURTH SUCCESSIVE QUARTER OF REDUCTION IN CASH LOSSES AND CASH BURN

CHENNAI, INDIA, JANUARY 16, 2002 : Satyam Infoway Limited (Nasdaq: SIFY), India's premier Internet, network and eCommerce company, announced today its consolidated US GAAP results for its third quarter ended 31st December 2001.

HIGHLIGHTS:

- Revenue increased by 36% over same quarter last year (2% over immediately preceding quarter).

- Cash loss (Earnings before interest, tax, depreciation and amortization, or EBITDA) reduced to $3.9 million from $9.5 million same quarter last year ($4.8 million immediately preceding quarter).

- This is the fourth successive quarter of reduction in cash losses and first time Sify is able to recover all its cash costs excluding bandwidth costs.

- Cash burn (net reduction in cash) during the quarter was $4.3 million; 78% reduction from $19.7 million same quarter last year (7% reduction from $4.6 million in the immediately preceding quarter). The cash burn for the quarter includes a one off capital expenditure into Verisign relationship of $1.2 million.

- Revenue and cash loss numbers exclude the results of eConsulting and software services division planned to be sold to Satyam Computer Services for $6.9 million subject to shareholders' approval expected this quarter.

R Ramaraj, Managing Director and CEO said, "I am quite pleased with where we are today vs same time last year. 36% growth in topline revenue, 60% reduction in cash losses, 78% reduction in cash burn and for the first time in the history of Sify the company's sales revenue recovering all cash costs excluding just the bandwidth costs is a clear pointer to where we are heading.

The next challenge for Sify is to work toward reducing the bandwidth costs by further scaling up the business, exploiting the potential for fall in bandwidth costs once the planned capacities come into place from potential suppliers. We are closer to finding our business model validated by the market we very deeply believe in".

                               SUMMARISED RESULTS
                 (In $ million, all translated at $1 = Rs 48.3)


                                                       QUARTER ENDED
                                                        31 December         QUARTER ENDED   YEAR ENDED
                                                   ----------------------    30 September    31 March
                                                     2001          2000          2001          2001
                                                   --------      --------      --------      --------
Corporate services                                 $    4.2      $    3.8      $    4.2      $   12.3
Retail Internet access                                  2.9           1.9           3.0           9.8
Portal                                                  1.1           0.7           1.0           3.0
Others                                                  0.4            --           0.3           0.2
TOTAL REVENUES                                          8.6           6.4           8.5          25.3

CASH LOSS (EBITDA)*                                     3.9           9.5           4.8          27.4

Loss before charges relating to goodwill
and investments                                         8.0          10.3           7.6          28.6

NET LOSS                                                8.2          17.8         115.8          51.9

Cash Loss per ADR ($/ADR)*                             0.04          0.10          0.05          0.30
Net loss per ADR ($/ADR)                               0.09          0.19          1.25          0.57
(4 ADRs equal 1 Equity Share)


* Cash loss relates to Earnings before interest, tax, depreciation and amortization. This is not part of the certified financial statements published under US GAAP.

CORPORATE SERVICES:

Sify's Corporate Services (data/network services) business continued to play a dominant role in the company's revenue stream constituting 49% of the top line revenues.

        -       Sales revenue grew 10% over the same quarter last year.

        - Sify continued to add new customers to its existing base. Key customer wins included Toyota Kirloskar, Novartis, Netscape Communications, Boston Consulting, First Flight Couriers and SKF Bearings.

        - Roll out of fixed wireless broadband connectivity services continues in key cities reinforcing relationships with Sify's existing customers.

RETAIL INTERNET ACCESS :

Sify's subscriber base grew to 600,000 at end of quarter from 550,000 end of immediately preceding quarter. Sify is now the largest ISP in India.

Sify has increased prices in the internet access at home business during the quarter and has managed to retain its market share.

Sify's franchised network of cybercafes has continued to expand to 616 vs 527 last quarter. Sify has extended its I-Way network to 5 more cities (now in 10 cities in India). More than 10% of the cafes are being delivered broadband internet access through fixed wireless delivery.

PORTAL:

Sify continues to dominate the market for internet advertising in India. Sify continued to attract corporates to advertise on its channels by providing value added services. The main clients - Citibank, C2it, ICICI, Asian Paints, IBM and Intel - continued to spend on the Sify network.

TECHNOLOGY INFRASTRUCTURE:

Sify's technology infrastructure function has been certified as ISO 9001-2000 quality for Network services, Data Centre operations and Customer relationship management. The scope of operations includes Network engineering/operations, Systems support, Infrastructure help desk and Customer support.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the various business segments and the ability of Sify to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements.

Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in Sify's Report on Form 6-K for the fiscal quarter ended September 30, 2001 which has been filed with the Securities and Exchange Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

Contact:

In India:
Corporate Communications Satyam Infoway Limited
David Appasamy, Phone: (+91 44) 254 0770 Extension 2013
email: david_appasamy@sifycorp.com

        or

In the US:
The Anne McBride Company
Mr. Can Onen, Phone: (212) 983 1702
email: conen@annemcbride.com

        or

Corporate Website: www.sifycorp.com